UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)
                             -----------------------

             INFOGRAMES, INC. (F/K/A GT INTERACTIVE SOFTWARE CORP.)
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    36236E109
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                DECEMBER 28, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       1,485,704
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,485,704
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,485,704
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 16, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       1,485,704
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,485,704
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,485,704
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 19, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       1,485,704
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,485,704
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,485,704
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       1,485,704
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,485,704
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,485,704
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       1,485,704
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,485,704
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,485,704
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

                         AMENDMENT NO. 5 TO SCHEDULE 13D

         This Amendment No. 5 ("Amendment No. 5") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated as of March 4,

1999 (the "Original 13D"), as amended by Amendment No. 1 thereto, dated as of

August 9, 1999 ("Amendment No. 1"), as amended by Amendment No. 2 thereto, dated as of November 7, 1999 ("Amendment No. 2"), as amended by Amendment No.3 thereto, dated as of December 9, 1999, as amended by Amendment No. 4 thereto,

dated as of December 23, 1999, with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of Infogrames, Inc. (f/k/a GT

Interactive Software Corp.), a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in

Amendment No. 2.


         Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This Amendment No. 5 is being filed as a result of an exchange between

Infogrames Entertainment SA ("Infogrames SA") and each of General Atlantic

Partners (Bermuda), L.P. ("GAP Bermuda"), as assignee of General Atlantic

Partners 54, L.P., and GAPCO II of the Company's Convertible Senior Subordinated

Notes for shares of Common Stock of Infogrammes S.A. as more fully described in

Item 5(c) below.


         Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a)      As of the date hereof, GAP, GAP 16, GAP 19, GAP II and GAPCO each owns of record no shares of Common Stock, 836,909 shares of Common Stock,

418,454 shares of Common Stock, 100,800 shares of Common Stock and 129,541 shares of Common Stock, respectively, or 0.0%, 1.2%, 0.6%, 1.7% and 0.2%,

respectively, of the Company's issued and outstanding shares of Common Stock.

         By virtue of the fact that the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO and that GAP is the general partner of

GAP 16, GAP 19, and GAP II, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock owned by each of the Reporting Persons. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of

1,485,704 shares of Common Stock or 2.1% of the Company's issued and outstanding shares of Common Stock.

         (b)      Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 1,485,704 shares of Common Stock that may be deemed to be owned beneficially by each of them.

         (c)      On December 28, 2001, pursuant to a Stock Purchase and

Exchange Agreement dated December 28, 2001 (the "Stock Purchase Exchange

Agreement"), among Infogrames SA, GAP Bermuda, GAPCO II and GAPCO GmbH & Co.,

GAP Bermuda (as assignee of GAP 54) and GAPCO II exchanged Senior Subordinated

Convertible Notes of the Company with an aggregate face value of $50,000,000,

which notes are convertible at the option of the holder into 2,500,000 shares of

Common Stock, for shares of common stock of Infogrames SA As a result of the consummation of the transactions contemplated by the Stock Purchase and Exchange

Agreement, the Reporting Persons beneficially own less than 5% of the Common

Stock and will cease to file reports on Schedule 13D.

         (d)      No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e)      As a result of the consummation of the transactions

contemplated by the Stock Purchase and Exchange Agreement, the Reporting Persons

ceased to beneficial owners of more than 5% of the Common Stock on December 28,

2001.

         Item 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 is true, complete and correct.

Dated as of December 28, 2001.


                                GENERAL ATLANTIC PARTNERS, LLC


                                By: /s/ Thomas J. Murphy
                                    -------------------------------------------
                                    Name:   Thomas J. Murphy
                                    Title:  Attorney-In-Fact


                                GENERAL ATLANTIC PARTNERS 16, L.P.

                                By: General Atlantic Partners, LLC,
                                    Its general partner

                                By: /s/ Thomas J. Murphy
                                    -------------------------------------------
                                    Name:   Thomas J. Murphy
                                    Title:  Attorney-In-Fact


                                GENERAL ATLANTIC PARTNERS 19, L.P.

                                By: General Atlantic Partners, LLC,
                                    Its general partner

                                By: /s/ Thomas J. Murphy
                                    -------------------------------------------
                                    Name:   Thomas J. Murphy
                                    Title:  Attorney-In-Fact

                                GENERAL ATLANTIC PARTNERS II, L.P.

                                By: General Atlantic Partners, LLC,
                                    Its general partner

                                By: /s/ Thomas J. Murphy
                                    -------------------------------------------
                                    Name:   Thomas J. Murphy
                                    Title:  Attorney-In-Fact


                                GAP COINVESTMENT PARTNERS, L.P.


                                By: /s/ Thomas J. Murphy
                                    -------------------------------------------
                                    Name:   Thomas J. Murphy
                                    Title:  Attorney-In-Fact